G A M E S I N C. 2704 West Roscoe Street Chicago, Illinois 60618 773.961.2850 fax 773.961.2299 Deborah K. Fulton: 773.961.2761

February 28, 2006
VIA EDGAR AND FEDERAL EXPRESS
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midway Games Inc. Registration Statements on Form S-3 Filed on December 5, 2005 File Nos. 333-130130, 333-130131, 333-130132, 333-130133 and 333-130134

Form 10-K for the year ended December 31, 2004 filed March 14, 2005
Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30,
     2005, filed on May 9, 2005, August 9, 2005 and November 2, 2005, respectively
File No. 1-12367
Dear Ms. Collins:
       Reference is made to your letter dated February 16, 2006 regarding comments by the staff of the Securities and Exchange Commission with respect to the above-captioned filings of Midway Games Inc. (the “Company”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Item 9A. Controls and Procedures, page 41
Comment:
1. We note your response to our prior comment no. 1 to the Staff’s letter dated December 30, 2005 where you confirmed that your CEO and CFO did conclude that the Company’s disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed in the Company’s Form 10-K for the year-ended December 31, 2004 and your Form 10-Qs for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 was reported within the time periods specified in the rules and forms of the SEC. Please confirm that the Company will revise your disclosures in future filings to include this information.
Response:
1. We confirm that we will revise our disclosure in future filings to include the information cited in the Staff’s comment.
Note 2 – Acquisitions, page F-16

Ms. Kathleen Collins
Securities and Exchange Commission
February 28, 2006

Comment:
2. We note your response to our prior comment no. 3 to the Staff’s letter dated December 30, 2005 where you indicate that the Company had Master Design and Development Agreements with each of the companies acquired in fiscal 2004 and 2005 prior to the acquisitions. You further indicate that the primary purpose of these business combinations was to acquire the development personnel within each business and to strengthen the Company’s internal product development teams, making the Company less reliant on third party developers. Your response to comment no. 22 in the Staff’s letter dated January 6, 2006 indicates that reliance on internal developers, as opposed to third-party developers, also provides potential savings on the cost of development because assets may be shared more easily internally than with third-party developers. Tell us the amount of costs incurred under each of the Master Design and Development Agreements for each period presented. Also, tell us what consideration you gave to expanding the Company’s MD&A disclosures to include a discussion of these Agreements and the impact the acquisitions have had or will have on the Company’s product development costs and results of operations. We refer you to Item 303(a)(3)(ii) of Regulation S-K and FR-72.
Response:
2. Costs incurred under each of the Master Design and Development Agreements for each of the companies acquired in fiscal 2004 and 2005 for each period presented are as follows:

	2002	2003	2004	2005	Total

Surreal	$1,945,000	$2,088,000	$1,046,000	$—	$5,079,000
Inevitable	$1,550,000	$1,675,000	$4,492,000	$—	$7,717,000
Paradox	$—	$525,000	$3,117,000	$—	$3,642,000
Ratbag	$—	$—	$225,000	$1,560,000	$1,785,000
Pitbull	$—	$—	$4,504,000	$2,746,000	$7,250,000
We considered expanding our MD&A disclosures to include a discussion of these Agreements and of the impact that the acquisitions have had and will have on our product development costs and results of operations. As a result, we stated in the “Overview” section of our December 31, 2004 Form 10-K, and March 31, 2005, June 30, 2005 and September 30, 2005 Form 10-Qs, “[the primary purpose of these acquisitions was to] strengthen our internal product development team and reinforce our ability to make high quality games.” Specifically, we believe that the ability to manage the development personnel in the studios directly, share technologies, and share expertise will allow us to create better games. Also, in Part I, Item 1 in our December 31, 2004 Form 10-K:
•	Under the caption “Our Business Strategy (Expand in-house product design team)”, we discuss our strategy to expand our in-house product design capabilities.

•	Under the caption “Product Development”, we discuss our use of third parties to develop certain videogames.
The following should be noted with regard to how the acquisition of these businesses affects our operating costs:
•	In the short term, the impact of these acquisitions on our operating costs and results of operations was not material, since both pre- and post-acquisition, we were incurring costs primarily related to compensating individuals on a development team, which are similar in magnitude. In the pre-acquisition period, these costs were paid to third party external developers. In the post-acquisition period, these costs are paid as compensation to our employees.

•	In the long term, we believe we will be able to reduce certain operating costs since we will be able to share technologies and expertise across all of our internal studios. However, other factors in the future will cause studio operating costs to increase. Specifically, games for the next generation of consoles will be more costly to develop given their enhanced gameplay, features and artwork. On a net basis, we believe studio operating costs will increase in the long term because of the costs associated with creating games for the next generation of consoles. We make disclosures with regard to this fact in our MD&A included in our September 30, 2005 Form 10-Q in the section entitled “Overview”, “Increasing Costs to Develop Videogames”.

Ms. Kathleen Collins
Securities and Exchange Commission
February 28, 2006

Since the acquisition of these businesses was not anticipated to have a material short-term impact on our operating costs, no specific disclosure was included with regard to short-term operating costs. As noted above, long-term operating costs related to game development include other factors which we have disclosed in our MD&A.
In order to provide more clarity with regard to our expectation of future costs, we plan to expand our disclosure of expected future costs in the “Overview” section of our MD&A in our Form 10-K for the fiscal year ended December 31, 2005 to include the following disclosure:
“Increasing Costs to Develop Video Games — Video games have become increasingly more expensive to produce and market as the platforms on which they are played continue to advance technologically, and consumers demand continual improvements in the overall gameplay experience. We believe our strategy of growing our internal product development resources will facilitate an efficient cost structure for development of video games for the next generation of consoles because we will be able to share technologies and expertise across our internal studios. However, we expect that video games for the next generation of consoles will be more costly and take longer to develop. Specifically, we expect the development cycle for video games for the next generation of consoles to range from 24 to 36 months, compared to the development cycle for games on the current generation of consoles of 12 to 36 months. We expect our costs related to developing titles on the next generation of consoles will generally range between $10 million to $20 million per title, which represents a substantial increase in costs incurred to develop current generation titles, which have ranged from $4 million to $16 million.”
Note 8: Preferred Stock and Warrants, page F-23
Comment
3. We note your response to our prior comment no. 5 to the Staff’s letter dated December 30, 2005 where you indicate that the Company has sufficient authorized and unissued shares available to settle the conversion of the preferred stocks according to the terms of the agreements. We further note the references in Exhibit 3.1 Certificate of Designation Preferences and Rights of Series D Convertible Preferred Stock to “Maturity Conversion Price”, “Maturity Threshold Price”, and “Default Conversion Price”. It appears that some of these items (i.e. Default Conversion Price and Maturity Threshold Price) have features that are variable in nature. Tell us how you considered these conversion features in concluding that the Company has sufficient authorized and unissued shares. Explain the circumstances under which the preferred stock would be converted based on these terms and tell us how you determined that such event(s) were within the Company’s control.
Response:
3. We note that the remainder of our Series D Redeemable Convertible Preferred Stock (“preferred stock”) was converted during 2005. Therefore, at December 31, 2005, no preferred stock remained outstanding. There were no adjustments to the original conversion prices. All conversions of the preferred stock occurred at the initial Standard Conversion Price of $3.65 for the Initial Preferred Shares and $4.00 for the Additional Preferred Shares.

Ms. Kathleen Collins
Securities and Exchange Commission
February 28, 2006

The “Maturity Conversion Price” and “Maturity Threshold Price” would have adjusted the conversion price if we had elected a Maturity Date Mandatory Conversion. The “Default Conversion Price” could potentially have adjusted the conversion price on the maturity date if we had failed to pay any payments of the “Maturity Date Redemption Price” in a timely manner. We concluded that we had sufficient authorized and unissued shares available upon conversion after considering the terms of the Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock (the “Certificate”). The terms “Maturity Conversion Price” and “Maturity Threshold Price” would only be relevant if we elected a Maturity Date Mandatory Conversion with respect to the preferred stock. Section (2)(d)(vii)(A) of the Certificate provides that we have the right to elect to either redeem the preferred stock for cash or to convert the preferred stock into shares of our common stock. Therefore, this provision permits us to elect to redeem the preferred stock for cash and eliminates the potential that we could be required to issue shares of common stock upon conversion in excess of our authorized shares of common stock.
Based on this provision, the ability to limit our issuance of shares of common stock to no more than our authorized 200,000,000 shares of common stock on the October 14, 2003 issuance date was within our control. Accordingly, we believe we met the criteria in Paragraph 20 of EITF 00-19 as it relates to permanent equity classification of the preferred stock conversion feature.
General
Comment
4. We note your response to our prior comments no. 4, 5 and 7 and your discussion of the Registration Rights Agreements. Revise to disclose, in detail, the Company’s accounting policy for Registration Rights Agreements issued in connection with your (a) convertible debt, (b) convertible preferred stock and (c) warrants. Include in your disclosures a discussion of the Company’s considerations in determining whether the registration rights agreement and the financial instrument should be viewed as one combined freestanding instrument or accounted for as separate freestanding instruments.
Response:
4. We note the following with regard to our convertible instruments outstanding at December 31, 2005:
•	None of the convertible preferred stock or investor warrants are outstanding. These instruments have been fully converted or exercised prior to December 31, 2005.

•	The entire amount of the $75,000,000 convertible debt remains outstanding.

•	555,161 of the warrants with an exercise price of $9.33 that were issued to the private placement agent in conjunction with the issuance of our Series B preferred stock in 2001 remain outstanding. These warrants expire on May 21, 2006.
In future filings, including our December 31, 2005 Form 10-K, we intend to include the following disclosure in the footnotes to our consolidated financial statements:
“We have issued financial instruments that are convertible into or exchangeable for our common stock. In some cases, in conjunction with the issuance of these financial instruments, we issued rights that under certain circumstances provide that we will register the underlying common stock shares with the Securities and Exchange Commission so that such common stock shares may be resold by the holders (“registration rights”). For purposes of determining the accounting treatment for the financial instruments and any related registration rights, we assess whether the financial instrument and related registration rights represent one combined instrument or whether the financial instrument and related registration rights represent separate instruments. This determination is based on whether the financial instrument may be transferred without the registration rights. Specifically, if the financial instrument may be transferred without the registration rights, then the financial instrument and registration rights are accounted for as two separate instruments. If the registration rights are attached to the financial instrument such that they are automatically transferred along with transfer of the financial instrument, then both the registration rights and related financial instrument are accounted for as one combined instrument.
As of December 31, 2005, we had the following two convertible instruments outstanding:
•	$75,000,000 of convertible senior notes that are convertible into common stock at a current conversion rate of 56.3253 shares per $1,000 principal amount of the notes.

•	Warrants to purchase 555,161 shares of our common stock at an exercise price of $9.33 per share.
The registration rights associated with both the convertible senior notes and the 555,161 common stock warrants automatically transfer with these instruments, and accordingly, these instruments and the related registration rights are accounted for as one combined instrument.”

Ms. Kathleen Collins
Securities and Exchange Commission
February 28, 2006

     We appreciate your continued assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned or Pamela E. Flaherty, at Blank Rome LLP (212-885-5174) regarding any questions, comments or requests for additional information you might have.

Very truly yours, MIDWAY GAMES INC.
/s/ Deborah K. Fulton
Deborah K. Fulton
Senior Vice President, Secretary & General Counsel

DKF/